Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Annie Sun
Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
annie.sun@gigamedia.com.tw

James Huang Appointed Chief Executive Officer of GigaMedia

TAIPEI, Taiwan, May 8th, 2017 – GigaMedia Limited (NASDAQ: GIGM) today announced that its Board of directors has appointed James Huang a.k.a Cheng-Ming Huang as its new chief executive officer upon the departure of Collin Hwang, who has resigned from his role as Chairman of the Board, a member of the Board, Chief Executive Officer and Chief Finance Officer. Collin Hwang’s resignation was accepted by the Board of Directors and effective on May 5th 2017. Currently he is still a large shareholder of Gigamedia. James Huang will also take over the positions of Chairman of the Board, a member of Board, and Chief Financial Officer of the Company, effective on the same date.

James Huang obtained a Bachelor degree in Economics from National Chung Hsing University and a Master degree of Science in Management from MIT Sloan School of Management. Before joining GigaMedia, James has more than 30 years of experiences in finance, investment and direct marketing.

“With the extensive experiences in financial management and diverse background in senior management positions, James will be suited to lead GigaMedia and accelerate the Company’s growth in the coming years.” Collin Hwang stated.

James Huang, the new Chief Executive Officer, commented: “I am honored to be appointed and thank Collin’s service to the Company for four and a half years. Collin had successfully helped the Company to improve the financial health and streamlined the operations. Building on the strong foundation, we believe there is opportunity for growth and expansion in the foreseeable future. I will do my best to keep up the pace and find the best ways to boost Company’s value. ”

The Board of Directors also thanks Collin for his dedication, leadership and contribution to the Company during his tenure which were valuable to the Company, and all the staff wish him well in his future endeavors.

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About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online game products. GigaMedia’s online games business is an innovative leader in Asia with growing game development, distribution and operation capabilities, as well as platform services for games; focus is on mobile games and social casino games. More information on GigaMedia can be obtained from www.gigamedia.com.

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The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2017.

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